SCHEDULE 14A

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant  /  /

Filed by a Party other than the Registrant  /x/

Check the appropriate box:

/x/  Preliminary Proxy Statement

/  /  Confidential, for Use of the Commission Only (as permitted by Rule
      14a-6(e)(2))

/  /  Definitive Proxy Statement

/  /  Definitive Additional Materials

/ /  Soliciting Material Pursuant to ss. 240a-12


                              WELLS FINANCIAL CORP.
                (Name of Registrant as Specified in Its Charter)

                             FINANCIAL EDGE FUND, LP
                                 PL CAPITAL, LLC
                        FINANCIAL EDGE/STRATEGIC FUND, LP
                                   JOHN PALMER
                                 RICHARD LASHLEY
                                 GARY PIHLSTROM
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

/x/  No fee required.

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

       (1)      Title of each class of securities to which transaction applies:
       (2)      Aggregate number of securities to which transaction applies:
       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act 0-11:
       (4)      Proposed maximum aggregate value of transaction:
       (5)      Total fee paid:

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee as provided by Exchange Act Rule 0-11(a)(2) and identify for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       (1)      Amount Previously Paid:
       (2)      Form, Schedule or Registration No.:
       (3)      Filing Party:
       (4)      Date Filed:

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                              WELLS FINANCIAL CORP.
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                         ANNUAL MEETING OF STOCKHOLDERS
                                 APRIL 18, 2001

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                     PROXY STATEMENT OF THE PL CAPITAL GROUP

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                                IN OPPOSITION TO
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                     THE MANAGEMENT OF WELLS FINANCIAL CORP.


WHY YOU WERE SENT THIS PROXY STATEMENT

This proxy statement and the accompanying WHITE proxy card are being furnished to holders of the common stock of Wells Financial Corp. ("Wells Financial" or the "Company") in connection with the solicitation of proxies by the PL Capital Group. The PL Capital Group seeks to elect one candidate, Mr. Gary Pihlstrom, to Wells Financial's Board of Directors, in opposition to the directors nominated for election by the Company.

The PL Capital Group also plans to solicit your support for, and proxy to vote in favor of, the following non-binding proposal to be presented at the Wells Financial 2001 Annual Meeting:

         RESOLVED, that stockholders of Wells Financial hereby inform the Board of Directors of Wells Financial that: (1) the management and Board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process; and (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether the Wells Board or management feels such offer is sufficient.


The PL Capital Group consists of various investment entities and individuals that beneficially own an aggregate of 103,910 shares, approximately 8.7% of Wells Financial's outstanding common stock ("Common Stock"). The PL Capital Group consists of PL Capital, LLC ("PL Capital"), Financial Edge Fund, LP ("Financial Edge"), Financial Edge/Strategic Fund, LP ("Financial Edge/Strategic"), John Palmer, Richard Lashley and Gary Pihlstrom. This proxy statement sometimes refers to the PL Capital Group as the "Group," "we," "us," "our" and variants of those words.


The PL Capital Group is soliciting proxies to be used at the Annual Meeting of Stockholders (the "Annual Meeting") of Wells Financial. The Annual Meeting is scheduled to be held on April 18, 2001 at Wells Community Building, 189 Second Street, Wells, MN at 4:00 p.m. (local time).

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WE ARE CONCERNED ABOUT WELLS FINANCIAL'S PROSPECTS.


Wells Financial is a savings bank holding company with $221 million in assets and $163 million in deposits. It operates eight retail branches in a rural market area of southwest Minnesota. From December 31, 1995, the end of the first year that it converted to a publicly owned company, through December 31, 2000, the Company's assets grew at a compounded annual rate of approximately 2.5%. During the same 5-year period, its deposits grew at a compounded annual rate of approximately 2%. Excluding the retention of interest credited on deposits, deposits actually declined. The Company's stockholders' equity decreased from $28.8 million at December 31, 1995 to $22.3 million at December 31, 2000. During that same 5-year period, the Company's tangible book value per share increased at a compounded annual rate of 6%. The Company's return on equity (ROE) was 7.9% in 2000, a relatively slight improvement from 1995, the year it converted to a publicly owned company, when the Company's ROE was 5.5%. The Company's stock price at December 31, 2000, $15.94, was approximately 28% below its peak price of $22.00 reached in 1998.

We believe that Wells Financial's past history is an indicator of its prospects for the future. We believe that savings banks such as Wells can better serve their stockholders, as well as their banking customers and local community, by merging with or being acquired by a larger commercial bank that offers a wider range of products and services. In our opinion, Wells Financial's employees would also benefit from the opportunities offered by a larger financial institution.


WE ARE CONCERNED THAT WELLS FINANCIAL'S BOARD AND MANAGEMENT HAVE REJECTED TWO ATTEMPTS BY POTENTIAL ACQUIRERS TO ACQUIRE WELLS FINANCIAL.

We are aware (although Wells did not, and was not required to, publicly disclose it) that Wells Financial rejected two separate potential suitors during 2000. In the first instance, current and former members of the Group expressed to Wells management on several occasions (starting in July 2000), an interest in pursuing an acquisition of Wells Financial at a significant premium to Wells' then-current stock price. The details of those indications of interest are documented in the PL Capital Group's various Schedule 13D filings with respect to the stock of Wells Financial, which were publicly filed with the United States Securities and Exchange Commission (the "SEC") and are available at the SEC's web site, www.sec.gov. Despite several such attempts at entering into meaningful negotiations and conducting due diligence, our indications of interest were consistently rejected by the Company's Board of Directors and management.

In the second instance that we are aware of, in December 2000, the Board of Wells Financial rejected an indication of interest from an out of state financial institution.

We believe that the management and Board of Directors of Wells Financial should have more aggressively pursued these indications of interest and that the stockholders of the Company deserve the opportunity to be informed whenever such proposals are received. Given that we believe that Wells Financial has limited opportunities to grow its franchise if it remains independent, we believe Wells Financial's stockholders should support an acquisition of Wells Financial versus a strategy of remaining independent.

OUR CANDIDATE, IF ELECTED, WILL ENCOURAGE THE BOARD OF DIRECTORS OF WELLS FINANCIAL TO SOLICIT BIDS FROM ALL POTENTIAL ACQUIRERS.

Our candidate, if elected, will encourage the Board of Wells Financial to solicit bids from all potential acquirers, not just the current and former members of the PL Capital Group. As stockholders, we strongly support the sale of Wells Financial to another entity, beside ourselves, if such a sale would produce superior value to Wells Financial's stockholders. Our stockholder proposal also calls on the Board of Wells Financial to seek to maximize the value of Wells Financial's stock by soliciting offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open sales process.

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In our opinion, a fair and open sales process is the best way to find out what real buyers are willing to pay for Wells. However, if the Board and management of Wells feel the values generated by a fair and open process do not reflect the intrinsic value of Wells Financial, we encourage the incumbent Board and management to pool their resources (and raise their own financing, as needed) to acquire Wells Financial if their bid is superior to those of third parties.

The Group also believes this is an opportune time to seek the sale of Wells Financial. The U.S. economy has been strong for five years straight, reducing potential credit quality concerns. There are recent economic statistics which indicate this favorable economy may not last. We believe that the current interest rate environment is also favorable for thrifts such as Wells Financial. This may not last either. We do not want to see Wells Financial miss a potential opportunity to maximize the value of its franchise while its value is unimpaired by factors beyond the Company's control, such as the economy or interest rates.

OUR BOARD NOMINEE, IF ELECTED, INTENDS TO ENCOURAGE WELLS FINANCIAL'S BOARD AND MANAGEMENT TO AGGRESSIVELY PURSUE ALL POTENTIAL MERGER OPPORTUNITIES, AND ATTEMPT TO GIVE WELLS FINANCIAL'S STOCKHOLDERS AN OPPORTUNITY TO VOTE ON ANY BONA FIDE MERGER OR ACQUISITION PROPOSAL THAT WELLS FINANCIAL RECEIVES.

Therefore, we are soliciting your support and proxy for the following stockholder proposal:

         RESOLVED, that stockholders of Wells Financial hereby inform the Board of Directors of Wells Financial that: (1) the management and Board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process; and (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board or management feels such offer is sufficient.

We believe that the stockholders of Wells, in their collective judgment, are capable of deciding for themselves whether any offer to acquire Wells is attractive enough to accept.

It should be noted, however, that even if the stockholders of the Company approve our stockholder proposal, the Board of Directors will not be legally required to follow the stockholders' instructions. However, we believe that stockholder approval of our proposal would send a strong signal to the Board of Directors of the wishes of the stockholders of Wells Financial. It should also be noted that Mr. Pihlstrom, if elected, will only be one of six Board members; therefore, his ability to influence the Board to implement the stockholder proposal and otherwise effect changes in the strategic direction of the Company is limited. The PL Capital Group cannot assure stockholders that the election of Mr. Pihlstrom will maximize stockholder value. As an independent director, Mr. Pihlstrom will also be subject to his fiduciary duty to all stockholders and therefore the PL Capital Group cannot guarantee that Mr. Pihlstrom will vote in a particular way on any particular matter that may come before him in his capacity as a board member. In accordance with governing law and the Company's By-Laws, Wells Financial's stockholders would also have the opportunity to vote on any transaction that would result in the sale or merger of Wells Financial.


THE PL CAPITAL GROUP

Members of the PL Capital Group have significant experience investing in banks and thrifts, as set forth below. The Group believes its prior experience is relevant to its attempts to maximize the value of Wells Financial's stock. Since inception in 1996, PL Capital (on behalf of the Financial Edge and other affiliates) has accumulated ownership positions greater than 5% in four other savings institutions which have subsequently been sold. The four are: Haven Bancorp in Westbury, NY; Cameron Financial in Cameron,


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MO; SuburbFed Financial in Flossmoor, IL and MidConn Bank in Kensington, CT. All
four were acquired within 18 months of the dates that PL Capital initially filed
Schedule 13D's on each institution. In all of these instances, PL Capital's public filings stated that PL Capital intended to encourage management of each institution to seek ways to maximize stockholder value, including, but not limited to, sale of the institution.

o PL Capital filed its initial Schedule 13D on Haven Bancorp (NASDAQ: HAVN) on August 25, 1999, at which time Haven's stock was trading at $16.43 per share. In that filing, and all subsequent public filings, PL Capital called upon the Board and management of Haven to sell the company to maximize shareholder value. In late 1999 and early 2000, PL Capital engaged in a proxy contest to seek two Board seats.. In April 2000, PL Capital's designees were placed on Haven's Board of Directors, concurrent with an agreement with PL Capital that the Company would engage an investment banker to seek ways to maximize shareholder value. On June 27, 2000 Haven, a $3 billion asset thrift in New York, announced its sale to Queens County Bancorp (now called New York Community Bancorp (Nasdaq:
       NYCB)) at 1.04 common shares of New York Community Bancorp for each Haven common share. Upon completion of the transaction with New York Community Bancorp on November 30, 2000, Haven's share price was $32.06, an increase of 95% from the date of PL Capital's initial Schedule 13D filing.

o On June 1, 2000, PL Capital filed its initial Schedule 13D with respect to the stock of Cameron Financial Corporation (Nasdaq: CMRN). At that time Cameron's common stock traded at $12.00 per share. PL Capital's
       Schedule 13D filings called upon Cameron to seek a sale or merger to maximize shareholder value. The principals of PL Capital also met several times with the senior management of Cameron to request them to sell the Company. Although there can be no assurance that the actions of PL Capital had a causal effect on Cameron's actions, on October 6, 2000, Cameron Financial announced the sale of Cameron to Dickinson Financial for $20.75 per share in cash, a 73% premium to Cameron's common stock price from the date of PL Capital's initial Schedule 13D filing.

o PL Capital's Schedule 13D filings called upon the Board and management of SuburbFed Financial (Nasdaq: SFSB) to seek a sale or merger to maximize shareholder value. The principals of PL Capital also met several times with the senior management and Board of SuburbFed to request them to sell the Company. Although there can be no assurance that the actions of PL Capital had a causal effect on SuburbFed's actions, on December 27, 1997 SuburbFed announced a sale to CFS Bancorp (Nasdaq: CITZ) in a transaction valued at $47.50 per share, a 106% premium to SuburbFed's common stock price of $23.00 on the day PL Capital filed its initial Schedule 13D on April 16, 1997.

o PL Capital's public filings called upon MidConn Bank (NASDAQ: MIDC) to seek a sale or merger to maximize shareholder value. The principals of PL Capital also met several times with the senior management of MidConn to request them to sell the Company. Although there can be no assurance that the actions of PL Capital had a causal effect on MidConn's actions, on January 28, 1997 MidConn announced they were being acquired by Eagle Financial, in a transaction valued at $25.00 per share, a 67% premium to MidConn's stock price of $15.00 on May 1, 1996 when PL Capital filed its initial public filing.

PL Capital was actively involved in encouraging the Boards and managements of each of these companies to maximize earnings and pursue the sale of the company.

In addition to the banks and thrifts noted above, PL Capital also filed Schedule 13D's on three other existing, publicly traded banks and thrifts, including Security Financial Bancorp (symbol: SFBI), Franklin Bank (symbol: FSVB) and Equitable Bank (symbol: EQSB). The principals of PL Capital are currently members of the Board of Security Financial, pursuant to an August 2000 settlement of a proxy contest. In December 2000, PL Capital publicly announced their intention to seek to elect nominees to the Board of Directors of Franklin Bank at the Bank's 2001 Annual Meeting. Although no decision has been made, PL Capital's Schedule 13D filings on Equitable Bank stated that PL Capital may seek to elect its nominees to


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Equitable's Board of Directors in 2002. In each of these of these instances, the principals of PL Capital have publicly called upon the Boards and managements of each company to seek ways to maximize shareholder value, through improved operations, expense savings and seeking the sale of the company if a sale would maximize shareholder value.

The principals of PL Capital, John Palmer and Richard Lashley, believe they have significant experience in the investment management and investment banking business, with a specialty in the banking industry. PL Capital currently manages several investment partnerships and separate accounts focused exclusively on the banking industry, with collective total assets under management of approximately $40 million. The principals of PL Capital also believe they have significant experience as financial advisors to banks and thrifts, having served as financial advisors in bank and thrift merger transactions with a total value of over $1.0 billion since 1992. Messrs. Lashley and Palmer are Certified Public Accountants who worked for 12 and 13 years, respectively, at KPMG Peat Marwick. At KPMG they specialized in the banking industry. Messrs. Palmer and Lashley currently serve on the Board of Directors of Security Financial Bancorp, a $200 million asset thrift based in St. John, Indiana. Mr. Lashley formerly served on the Board of Directors of Haven Bancorp in Westbury, NY. Mr. Palmer currently serves on the Board of LeCard, a privately held specialty finance lender based in Chicago, IL.


OUR NOMINEE FOR DIRECTOR

Wells Financial's Board currently consists of six members. Two seats on the board of directors are up for election at the Annual Meeting.

At the Annual Meeting, the PL Capital Group will seek to elect Mr. Gary Pihlstrom to fill one of the two open director seats, in opposition to the Company's nominees. The election of Mr. Pihlstrom requires the affirmative vote of a plurality of the votes cast. If elected, Mr. Pihlstrom would be entitled to serve a three-year term.


Mr. Pihlstrom, a Minnesota resident, is an attorney with significant experience providing professional services to the banking industry, as set forth below in his biographical information. We believe he would be a strong addition to Wells Financial's Board of Directors.


MR. GARY PIHLSTROM

Gary Pihlstrom, age 45, is the sole officer, director and stockholder of Gary D. Pihlstrom, P. A., a law firm emphasizing the representation of financial institutions and small businesses. This firm was originally established in 1992 in partnership with the law firm, Hatch & Eiden Chartered. Mr. Pihlstrom has substantial professional and advisory experience in the banking industry including experience with bank creation, merger and acquisition work. His legal career began in 1981 and started with the representation of banks in the Twin Cities area. In the past he has worked as an Executive Vice President of and General Counsel to Metropolitan Bank Group, Inc., a bank holding company; a Director of and General Counsel to St. Croix Valley Bank (now known as Central
Bank), a Minnesota bank; General Counsel to Bank of Montana System; General Counsel to Rocky Mountain Bankshares, Inc. and Barron Investments, Inc., both bank holding companies. In addition to currently providing legal services to banks as part of his law practice, Mr. Pihlstrom now also sits on the Board of Directors of Eastbank, a Minnesota banking corporation. Mr. Pihlstrom graduated with a bachelor's degree summa cum laude from Gustavus Adolphus College and graduated cum laude from the University of Minnesota law school.

Mr. Pihlstrom has consented to being named in this proxy and to serve, if elected, however, if he is unable to serve as a director, PL Capital, named as proxy on the attached WHITE card, will vote for the election of another nominee as may be proposed by the Group.

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WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date") is March 2, 2001. Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of Common Stock of the Company, $.01 par value per share, held on the Record Date. The preliminary proxy statement filed by the Company stated that there were 1,181,132 shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the PL Capital Group's nominee to the Board, promptly complete, sign, date and mail the enclosed WHITE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed WHITE proxy card.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the WHITE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

       o "FOR" the election of our nominee, Mr. Gary Pihlstrom, to the Board of Directors.

       o      "FOR" the following stockholder proposal:

RESOLVED, that stockholders of Wells Financial hereby inform the Board of Directors of Wells Financial that: (1) the management and Board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process, and (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board or management feels such offer is sufficient.

If any other matters are presented at the Annual Meeting, your proxy will vote in accordance with the best judgment of the PL Capital Group, as discussed in the "Other Matters To Be Considered At The Annual Meeting" section. At the time this Proxy Statement was mailed, we knew of no matters which were to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Other than as described herein, the PL Capital Group is not aware of any other proposals to be brought before the Annual Meeting. If other proposals or matters are brought before the Annual Meeting, PL Capital will abstain from voting on such proposals unless such proposals adversely affect the interests of the PL Capital Group or the program of the PL Capital Group outlined in this Proxy Statement, as determined by the PL Capital Group in its sole discretion. If that occurs, the PL Capital Group will vote on such proposals at their discretion.

VOTING AND PROXY PROCEDURES

The Board of Directors of Wells Financial is divided into three classes of directors having staggered terms of three years. Stockholders of Wells Financial are not permitted to cumulate their votes for the election of directors. If elected, Mr. Pihlstrom would serve for a three-year term expiring in 2004.

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Since the PL Capital Group is only proposing one nominee for the Board of
Directors, even if the PL Capital Group nominee is elected, one of the Company's nominees with the highest number of shares voted in his or her favor will also be elected. If Mr. Pihlstrom is elected, this would represent only a minority interest on the Company's Board of Directors (i.e. one of six seats).

The presence of a majority of all of the shares of Common Stock entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum. Abstentions are counted for purposes of determining a quorum; proxies marked to abstain with respect to a proposal have the same effect as votes against the proposal. Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is withheld by the broker ("broker non-votes"). Accordingly, broker non-votes will not affect the outcome of the election.

Election of Mr. Pihlstrom requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting. Approval of the PL Capital Group's stockholder proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

THE PL CAPITAL GROUP URGES YOU TO VOTE FOR THE ELECTION OF MR. PIHLSTROM AS DIRECTOR OF WELLS FINANCIAL AND FOR OUR STOCKHOLDER PROPOSAL BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of Wells Financial a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior-delivered proxy). This proxy is first being mailed to stockholders on or about March 15, 2001.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

If you own any shares of the Common Stock which are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the WHITE proxy card. You should also sign, date and mail the proxy form your broker or bank sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

If you wish to support Mr. Pihlstrom and the stockholder proposal, please sign, date and return only the WHITE proxy card. If you later vote on management's proxy card (even if it is to withhold authority to vote for management's nominees) you will revoke your previous vote for Mr. Pihlstrom and the stockholder proposal.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

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If you have already sent a proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the WHITE proxy card or by voting in person at the Annual Meeting.

IF YOU HAVE SIGNED THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE WELLS FINANCIAL COMMON STOCK REPRESENTED BY THE WHITE PROXY CARD FOR THE ELECTION OF MR. PIHLSTROM AND FOR OUR STOCKHOLDER PROPOSAL

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the PL Capital Group. In addition to the use of the mails, proxies may be solicited by the PL Capital Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and PL Capital Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The PL Capital Group has retained MalCon Proxy Advisors, Inc., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $20,000 plus reimbursement of reasonable out-of-pocket expenses. That firm will utilize approximately 10 persons in its solicitation efforts.

The PL Capital Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $50,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $10,000

The PL Capital Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the PL Capital Group and its nominee will submit the matter to a vote of the Company's Board of Directors. The Company's Board of Directors may vote to submit the matter to a vote of the Company's stockholders. If elected to the Company's Board of Directors, Mr. Pihlstrom intends to vote in favor of reimbursing the PL Capital Group and if necessary, submitting the matter to a vote of the Company's stockholders. If the matter is submitted to a vote of the Company's stockholders, the PL Capital Group will vote its shares in favor of such reimbursement and will accept the results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

PL Capital is a Delaware limited liability company. The principal business of PL Capital is serving as general partner of Financial Edge Fund, LP, a Delaware limited partnership, and Financial Edge/Strategic Fund, LP, a Delaware limited partnership. Both limited partnerships invest primarily in equity securities issued by publicly traded companies, with emphasis on investments in banks and thrifts. The managing members of PL Capital are Richard J. Lashley and John Wm. Palmer. PL Capital, Mr. Lashley, Mr. Palmer and Mr. Pihlstrom each are a participant in the solicitation conducted with this Proxy Statement. Each of them is referred to in this Proxy Statement as a "Participant" and collectively they are the "Participants."


Exhibit A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the last two years. The PL Capital Group beneficially owns approximately 8.7% of the outstanding shares of Wells Financial's Common Stock, and currently intends to maintain that approximate level of ownership. The PL Capital Group may, however, change or alter its investment strategy at any time to increase or decrease its holdings in Wells Financial.

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). PL Capital, as General Partner of Financial Edge and Financial Edge/Strategic is entitled to: (1) a management fee based upon a percentage of partners' capital and (2) an allocation of profits and income.

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Except as described herein or in Exhibit A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No member of the PL Capital Group has paid any compensation to Mr. Pihlstrom in connection with his becoming a nominee of the PL Capital Group for election to the Board of the Company at the Annual Meeting. The PL Capital Group has agreed to reimburse Mr. Pihlstrom for any expenses he incurs in connection with the Annual Meeting but has no other arrangements or understandings with him other than as set forth herein. Mr. Pihlstrom has agreed to become a nominee of the PL Capital Group in order to further the goals of the PL Capital Group, as set forth in this Proxy Statement.

OTHER MATTERS

The PL Capital Group anticipates that the Company's proxy statement will contain information regarding (1) securities ownership of 5% or more beneficial ownership and management; (2) the committees of the Company's Board of Directors; (3) the meetings of the Company's Board of Directors and all committees thereof; (4) the background of the nominees of the Company's Board of Directors; (5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance; and (7) the submission of stockholder proposals at the Company's 2002 annual meeting of stockholders. The PL Capital Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE VOTE FOR MR. PIHLSTROM AND THE GROUP'S STOCKHOLDER PROPOSAL BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO

                                PRELIMINARY COPY


REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED WHITE PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact MalCon Proxy Advisors, Inc., proxy solicitors for the PL Capital Group, at the following address and telephone number:

                                    MalCon Proxy Advisors, Inc.
                                    130 Williams Street
                                    New York, NY 10038
                                    Toll Free: 1-800-475-4565

Please also feel free to contact the PL Capital Group:

Mr. Richard Lashley, Principal
Mr. John Palmer, Principal
PL Capital, LLC
2015 Spring Road
Suite 290
Oak Brook, IL  60523
(630) 928-0231
(630) 928-0232 (fax)


IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR WHITE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.


Sincerely,

/s/ Richard Lashley                                   /s/ John Palmer
Richard Lashley                                       John Palmer
The PL Capital Group                                  The PL Capital Group



March ___, 2001

                                PRELIMINARY COPY


                                    Exhibit A
        Additional Information Regarding Members of the PL Capital Group

The following table sets forth information regarding holdings of Common Stock by members of the PL Capital Group (who together constitute a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

------------------------------------- -------------------------- ----------------------- --------------------------
         Participant & Address        Shares Held Beneficially    Percent of Class            Shares Held By
                                                                                              Non-Participant
                                                                                                Associates
------------------------------------- -------------------------- ----------------------- --------------------------
Richard Lashley                                103,910                  8.7%                         0
2015 Spring Road, Suite 290
Oak Brook, Illinois 60523
------------------------------------- -------------------------- ----------------------- --------------------------
John Palmer                                    103,910                  8.7%                         0
2015 Spring Road, Suite 290
Oak Brook, Illinois 60523
------------------------------------- -------------------------- ----------------------- --------------------------
PL Capital, LLC                                103,910                  8.7%                         0
2015 Spring Road, Suite 290
Oak Brook, Illinois 60523
------------------------------------- -------------------------- ----------------------- --------------------------
Financial Edge Fund, LP                        103,910                  8.7%                         0
2015 Spring Road, Suite 290
Oak Brook, Illinois 60523
------------------------------------- -------------------------- ----------------------- --------------------------
Financial Edge/Strategic Fund, LP              103,910                  8.7%                         0
2015 Spring Road, Suite 290
Oak Brook, Illinois 60523
------------------------------------- -------------------------- ----------------------- --------------------------
Gary Pihlstrom                                 103,910                  8.7%                         0
1907 Hunter Lane
Mendota Heights, MN  55118
------------------------------------- -------------------------- ----------------------- --------------------------

No member of the PL Capital Group owns any shares of the Common Stock of record but not beneficially.

                                PRELIMINARY COPY



                        Transactions in the Common Stock

Transactions In Stock of the Corporation

The following transactions are the only transactions during the past two years with regard to any Participant.

PL Capital:
-------------- ----------------------
    Date         Number of Shares
                 Purchased/(Sold)
-------------- ----------------------
6/29/00        70,000
-------------- ----------------------
7/5/00         (40,910)
-------------- ----------------------

Gary Pihlstrom:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
2/13/01        100
-------------- ----------------------

Financial Edge:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
6/14/00        2,000
-------------- ----------------------
6/15/00        4,600
-------------- ----------------------
6/16/00        6,620
-------------- ----------------------
6/30/00        2,000
-------------- ----------------------
7/10/00        500
-------------- ----------------------
1/29/01        51,000
-------------- ----------------------

Financial Edge/Strategic:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
6/16/00        8,000
-------------- ----------------------


The total number of shares held by the Group is 103,910, approximately 8.7% of the Company's total shares outstanding.


The amount of funds expended to date by PL Capital to acquire the 29,090 shares of Common Stock it holds in its name is $364,697. Such funds were provided from PL Capital's available capital and from time to time, by margin loans from McDonald Investments ("McDonald Investments").

The amount of funds expended to date by Mr. Pihlstrom to acquire the 100 shares he holds in his name is $1,725. Such funds were provided from Mr. Pihlstrom's personal funds.

The amount of funds expended to date by Financial Edge to acquire the 66,720 shares of Common Stock it holds in its name is $919,191. Such funds were provided in part from Financial Edge's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

The amount of funds expended to date by Financial Edge/Strategic to acquire the 8,000 shares of Common Stock it holds in its name is $90,240. Such funds were provided in part from Financial Edge/Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin, Jenrette Securities Corp. ("DLJ"), extended in the ordinary course of business.

All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, DLJ and McDonald Investments, if any, were made in margin transactions on those firms usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

None of Mr. Lashley, Mr. Palmer nor Mr. Pihlstrom is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

                                PRELIMINARY COPY


                                      PROXY

 THIS PROXY IS SOLICITED BY THE PL CAPITAL GROUP IN OPPOSITION TO THE BOARD OF
                       DIRECTORS OF WELLS FINANCIAL CORP.

                         ANNUAL MEETING OF STOCKHOLDERS


The undersigned hereby appoints the PL Capital Group, with full power of substitution, as proxy for the undersigned, to vote all shares of common stock, par value $.01 per share, of Wells Financial Corp. (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 18, 2001, at 4:00 pm (local time) or any adjournments thereof (the "Annual Meeting"), as follows:

1. ELECTION OF DIRECTORS-  To elect GARY PIHLSTROM:

                         FOR                WITHHOLD

To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space. (You can withhold authority for Mr. Gary Pihlstrom by writing his name in the following space below or by marking an X next to the WITHHOLD box above):





The PL Capital Group intends to use this proxy to vote for persons who have been nominated by the Company to serve as Director, other than the Company nominee noted below. You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Richard Mueller, one of the Company's nominees. You may withhold authority to vote for one or more additional Company nominees, by writing the name of the Company Nominee(s) in the following space below:




2.       RESOLUTION OF THE STOCKHOLDERS:


         RESOLVED, that stockholders of Wells Financial hereby inform the Board of Directors of Wells Financial that: (1) the management and Board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process, and (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board or management feels such offer is sufficient.

                         FOR             AGAINST             ABSTAIN

                                PRELIMINARY COPY


This proxy, when properly executed , will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the PL Capital Group's Nominee as Director and "FOR" the Stockholder Proposal. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting, as provided in the proxy statement provided herewith.

Dated:_______________________________________________________

Signature:___________________________________________________

Signature (if held jointly):_________________________________

Title:_______________________________________________________

Please sign exactly as your name(s) appear on the proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY